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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number: 001-31221

Total number of pages: 2

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: May 15, 2017	By:	/s/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	Notice Concerning Partial Amendments to the Articles of Incorporation

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NTT DOCOMO, INC.

President and CEO: Kazuhiro Yoshizawa

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

May 15, 2017

Notice Concerning Partial Amendments to the Articles of Incorporation

NTT DOCOMO, INC (the “Company”) hereby announces that on Monday, May 15, 2017 the Board of Directors decided to submit a proposal on “Partial Amendments to the Articles of Incorporation” to the 26th Ordinary General Meeting of Shareholders to be held on Tuesday, June 20, 2017.

1.	Reasons for Amending the Articles of Incorporation of the Company

In order to prepare for the Company’s future business deployment, the Company proposes to make necessary amendments to parts of Article 2 (Purpose) of the existing Articles of Incorporation of the Company.

2.	Details of Amendments

Details of amendments are as follows:

(Changes are underlined)

Current Articles of Incorporation		Proposed Articles of Incorporation

(Purpose)		(Purpose)
Article 2	(Provisions omitted)	Article 2	(Same as present)
1~15	(Provisions omitted)	1~15	(Same as present)
	(Newly established)	16	Fee-charging employment agency business
16~22	(Provisions omitted)	17~23	(Same as present)

3.	Schedule (Planned)

(1)	General Meeting of Shareholders for amendments to the Articles of Incorporation:

Tuesday, June 20, 2017

(2)	Effective date of the amended Articles of Incorporation: Tuesday, June 20, 2017

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO provides innovative, convenient and secure mobile services that enable smarter living for each customer. The company serves over 74 million mobile customers in Japan via advanced wireless networks, including a nationwide LTE network and one of the world’s most progressive LTE-Advanced networks. DOCOMO is a leading developer of a 5G network that it plans to deploy by 2020, as well as network function virtualization (NFV), NFC infrastructure and services, emerging IoT solutions, and more. Outside Japan, the company is providing technical and operational expertise to several mobile operators and other partner companies, and is contributing to the global standardization of all-new mobile technologies. DOCOMO is listed on stock exchanges in Tokyo (9437) and New York (DCM). Please visit https://www.nttdocomo.co.jp/english/.